SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 1999
                          ---------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                         Commission File Number 01-29040

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Savings Plan for Employees of Fidelity Federal Savings Bank of Florida

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            Fidelity Bankshares, Inc.
                                218 Datura Street
                         West Palm Beach, Florida 33401

       SAVINGS TRUST FOR EMPLOYEES OF
       FIDELITY FEDERAL SAVINGS BANK OF FLORIDA


       Financial Statements for the Years Ended December 31, 1999 and 1998 and Supplemental Schedule for the Year Ended
       December 31, 1999 and Independent Auditors' Report


SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                               Page

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL  STATEMENTS  AS OF  DECEMBER  31, 1999 AND 1998 AND FOR THE YEARS THEN
   ENDED:

   Statements of Net Assets Available for Benefits                                                                 2

   Statements of Changes in Net Assets Available
     for Benefits                                                                                                  3

   Notes to Financial Statements                                                                                   4

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 1999 AND FOR THE YEAR THEN ENDED:

   Item 27a - Supplemental Schedule of Assets Held for Investment Purposes                                         8





Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Trustees and  Participants of the Savings Trust for Employees of Fidelity
   Federal Savings Bank of Florida:

We have audited the accompanying statements of net assets available for benefits of the Savings Trust for Employees of Fidelity Federal Savings Bank of Florida (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principals generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
Certified Public Accountants

Fort Lauderdale, Florida
June 21, 2000


SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
----------------------------------------------------------------------------------------------------------------------------

                                                                                                  1999                1998
ASSETS:
  Cash                                                                                            $ 358            $ 57,424
  Investments at fair value:
    Fidelity Bankshares, Inc. common stock
      (cost - $3,806,560 in 1999 and $3,284,721 in 1998)                                      3,505,783           5,065,287
    Mutual funds (cost - $3,172,681 in 1999
      and $2,492,540 in 1998)                                                                 3,681,940           2,606,255
    Charles Schwab Money Funds
      (at cost which approximates fair value)                                                   193,572             165,895
    Participants' Notes Receivable                                                              370,877             382,283
  Accrued income receivable                                                                      62,049              55,764
                                                                                                -------              ------

      Total assets                                                                            7,814,579           8,332,908
                                                                                             ----------           ---------

NET ASSETS AVAILABLE FOR BENEFITS                                                           $ 7,814,579         $ 8,332,908
                                                                                           ============         ===========

See notes to financial statements.


SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------------------------------------------------

                                                                                                1999                1998

ADDITIONS:
  Investment income (loss):
    Dividends and interest                                                                   $ 469,043          $ 386,476
    Net depreciation in fair value of investments                                           (1,562,260)        (1,916,654)
                                                                                            ------------       -----------

           Total investment loss                                                            (1,093,217)        (1,530,178)
                                                                                            ------------       -----------

  Contributions:
    Participants                                                                               939,700            727,424
    Matching from employer                                                                     297,699            222,693
                                                                                              --------           -------
           Total contributions                                                               1,237,399            950,117
                                                                                            ----------           -------

           Total                                                                               144,182           (580,061)

DEDUCTIONS:
  Benefit payments                                                                             662,511            156,762
                                                                                              --------           -------

DECREASE IN NET ASSETS                                                                        (518,329)          (736,823)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                                          8,332,908          9,069,731
                                                                                            ----------         ---------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                                              $ 7,814,579        $ 8,332,908
                                                                                          ============       ===========


See notes to financial statements.

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the Savings Trust for Employees of Fidelity Federal Savings Bank of Florida (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the provisions.

      General - The Plan was established, effective January 1, 1988, by the Board of Directors of Fidelity Federal Savings Bank of Florida. The purpose of the Plan is to receive, hold and administer all monies and properties and to implement the provisions relating to the Plan.

      The Plan was formed for substantially all employees ("Participants") of Fidelity Federal Savings Bank of Florida and subsidiaries (the "Employer"). The Plan was established as a defined contribution plan exempt from income taxes under Section 401(k) of the Internal Revenue Code and has received a favorable determination of exempt status from the U.S. Treasury Department. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Membership in the Plan is voluntary for employees who have attained age 21 and have earned one year of vesting service.

      Contributions - Employees may contribute between 1% and 15% of their base compensation to the Plan ("Participants' Contributions") during the year, subject to certain limitations. The Participants' Contributions are not subject to state or federal income taxes until withdrawn in the future. For all Participants actively employed at the end of each calendar quarter during the year, the Employer provides a matching contribution equal to 50% of the Participant's contribution for that year, up to the lesser of the Participant's contribution, 6% of base salary, or $10,000. Contributions in excess of six percent of the Participant's annual compensation are not eligible for Employer matching contributions.

      Participant Accounts - The Plan provides for Participant directed accounts into an employer stock fund and several mutual funds and Charles Schwab Money Funds. Each Participant's account is credited with the Participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated Participants' non-vested accounts. Allocations are based on Participant earnings and account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

      Investments - Participants may elect that their contributions be invested in increments of one percent of the total in one of twelve funds, including Fidelity Bankshares, Inc. common stock, Oakmark Fund, Heartland Value Fund, Janus Worldwide Fund, Janus Flexible Income Fund, Janus Twenty Fund, Kaufmann Fund, Safeco Equity Fund, Schwab Value Advantage Money
      Fund, Schwab U S Treasury Money Fund, Vanguard Wellington Fund and Vanguard Index Trust 500 Portfolio. The Schwab U.S. Treasury Money Fund is the temporary holding account for monies received by the Plan awaiting distribution to the other funds.

      Participants' Notes Receivable - Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants' note fund. Loan terms range from one to five years, unless for the purchase of a primary residence, in which case the term may extend to 15 years. The loans are secured by the balance in the Participant's account and bear interest at prime rate plus one-half percent at the beginning of the quarter the loan is made. Principal and interest are paid ratably through payroll deductions. At December 31, 1999, 57 participants had outstanding loans classified as notes receivable totaling $370,877 at interest rates ranging from 8.25% - 9.50%. At December 31, 1998, 47 participants had outstanding loans classified as notes receivable totaling $382,283 at interest rates ranging from 8.25% - 9.50%.

      Administration - The Administrative Committee, as appointed by the Board of Directors of the Employer, is the Plan's governing body and is responsible for administration of the Plan and all questions concerning the interpretation and application of the Plan. The Employer pays the costs of operating the Plan.

      Distributions - Distributions of Participant account balances are made upon attainment of normal or early retirement age, termination of employment, total and permanent disability, or death. Terminated Participants with less than sixty months of service receive the value of their contributions and their vested percentage of employer matching contributions; the balance of the account is forfeited and applied to the Employer's matching contribution for all other Plan Participants in that year.

      Vesting - Participants' own contributions to the Plan and their related investment earnings are fully vested at all times. Participants become vested in Employer matching contributions and their related investment earnings according to the following schedule:



                                       Vested
Years of Service                      Percent
Less than 1 year                         0%
1 year                                  20%
2 years                                 40%
3 years                                 60%
4 years                                 80%
5 years or more                        100%


      Years of service for vesting are calendar years in which Participants are credited with at least 1,000 hours of service, counted from date of employment. Employer matching contributions automatically become fully vested upon retirement at age 65, or death or disability prior to age 65.

      Plan Termination - The Plan may be amended or terminated at any time. In the event of termination, all account balances become fully vested.

      Reclassifications - For comparative purposes, certain amounts in the 1998 financial statements have been reclassified to conform to the presentation for 1999.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following is a summary of significant accounting policies:

      Basis  of  Presentation  -  The  accompanying   financial  statements  are
      presented on the accrual basis of accounting.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      Investments - Investments are carried at fair value. Gains or losses on sales of investments are determined by the specific identification method and are recognized as of the trade date. The cost of the temporary investment accounts - Schwab U.S.Treasury Money Fund and the Schwab Value Advantage Money Fund approximates fair value due to their liquid nature. The fair values of the mutual funds and common stock were determined using closing market quotations at year end. Participant loans are recorded at the loan balance, which approximates fair value.

      Gain or loss on sales of investments is based on specific identification and is included in the net appreciation (depreciation) of investments. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Benefits are recorded when paid.

      Income Taxes - The Internal Revenue Service has determined and informed the Employer by a letter dated August 27, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

      Benefits Payable - As of December 31, 1999 and 1998, benefits of $79,323 and $272,290, respectively, were due to Participants who have withdrawn from participation in the Plan.

      Forfeitures - During the years ended December 31, 1999 and 1998, participants who were not fully vested and incurred a break in service forfeited non-vested benefits. Forfeited amounts totaled $4,997 and $12,336 for the years ended December 31, 1999 and 1998, respectively. These forfeitures were used to reduce employer contributions.

3.    INVESTMENTS

      Investments in excess of five percent of net assets available for benefits at December 31, 1999 and 1998, valued at fair value, are as follows:



      Description                                                   1999               1998

Fidelity Bankshares, Inc. common stock                        $ 3,505,783         $ 5,065,287
Janus Worldwide fund                                              902,737             567,006
Vanguard Index Trust 500 Portfolio                                859,218             614,593
Vanguard Wellington Fund                                          576,897             482,581


      During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,562,260 and $1,916,654, respectively, as follows:


                                                                                     1999                1998

Fidelity Bankshares, Inc. common stock                                          $ (2,037,620)      $ (2,108,191)
Mutual funds                                                                         475,360            191,537
                                                                                    --------            -------
                                                                                $ (1,562,260)      $ (1,916,654)
                                                                               =============      =============

   4.  RELATED PARTY TRANSACTIONS

      At December 31, 1999, the Plan owned 248,197 shares of common stock of Fidelity Bankshares, Inc. which had a cost and fair value of $3,806,560 and $3,505,783, respectively. During the years ended December 31, 1999 and 1998, dividend income of $241,222 and $194,378, respectively, was earned on these investments.

   5.  FUND INFORMATION

      In September 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 99-3("SOP 99-3"), Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters, which, upon adoption, eliminates the requirement to disclose information about significant components of the changes in net assets for each participant-directed investment fund option. The Plan retroactively adopted SOP 99-3 on January 1, 1999.


SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
--------------------------------------------------------------------------------------------------------------------------------



                                                                                    Shares                         Current
                 Identity of Issuer                      Description                 Held           Cost            Value


  *     Fidelity Bankshares, Inc.                        Common stock                 248,197     $ 3,806,560      $ 3,505,783
                                                                                      --------    ------------     -----------


        Heartland Value Fund                             Mutual fund                     4,407         153,558          160,838
        Janus Flexible Income Fund                       Mutual fund                    11,071         108,582          103,511
        Janus Twenty Fund                                Mutual fund                     3,101         218,217          258,738
        Janus Worldwide Fund                             Mutual fund                    11,811         547,939          902,737
        Kaufmann Fund                                    Mutual fund                    48,137         285,621          286,415
        Oakmark Fund                                     Mutual fund                     7,687         287,656          209,088
        Safeco Equity Fund                               Mutual fund                    13,509         294,101          324,498
        Vanguard Index Trust 500 Portfolio               Mutual fund                     6,349         655,471          859,218
        Vanguard Wellington Fund                         Mutual fund                    20,633         621,536          576,897
                                                                                                      --------          -------

                 Total mutual funds                                                                  3,172,681        3,681,940
                                                                                                    ----------        ---------



      Schwab U. S. Treasury Money Fund                   Money funds                    22,077          22,077           22,077
      Schwab Value Advantage Money Fund                  Money funds                   171,495         171,495          171,495
                                                                                                      --------          -------

                 Total money funds                                                                     193,572          193,572
                                                                                                      --------          -------

        Loan Fund                               Participants' Notes Receivable                         370,877          370,877
                                                                                                      --------          -------


                 Total investments                                                                 $ 7,543,690      $ 7,752,172
                                                                                                  ============      ===========

  *   Party-in-interest


                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     SAVINGS PLAN FOR EMPLOYEES OF
                                     FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

                                     CHARLES SCHWAB TRUST COMPANY
                                     TRUSTEE


Date:   June 23, 2000                By:      /s/ Jacqueline Joe
                                              ------------------
                                     Name:    Jacqueline Joe
                                     Title:   Senior Trust Administrator